Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Year Ended December 31,
Excluding Interest on Deposits:	2009		2008	2007	2006	2005

Fixed Charges:
Interest Expense (excluding interest on deposits)	$361		805	1,012	1,172	882
One-Third of Rents, Net of Income from Subleases	29		28	24	22	19

Total Fixed Charges	$390		833	1,036	1,194	901

Earnings:
Income (Loss) Before Income Taxes & Cumulative Effect	$767		(2,664)	1,537	1,627	2,208
Fixed Charges	390		833	1,036	1,194	901

Total Earnings	$1,157		(1,831)	2,573	2,821	3,109

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	2.97	x	N/A (a)	2.48	2.36	3.45

Coverage Deficiency	—		(2,664)	—	—	—

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$1,314		2,094	3,018	3,082	2,030
One-Third of Rents, Net of Income from Subleases	29		28	24	22	19

Total Fixed Charges	$1,343		2,122	3,042	3,104	2,049

Earnings:
Income (Loss) Before Income Taxes & Cumulative Effect	$767		(2,664)	1,537	1,627	2,208
Fixed Charges	1,343		2,122	3,042	3,104	2,049

Total Earnings	$2,110		(542)	4,579	4,731	4,257

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	1.57	x	N/A (a)	1.51	1.52	2.08

Coverage Deficiency	—		(2,664)	—	—	—

(a)	Earnings were inadequate to cover fixed charges by $2.7 billion